SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 9 June 2005

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Underlying Sales Drivers — 9 months to March 05
Broadband Lift Off
What Broadband is Enabling in the Digital Home
Wireless & Mobility Expansion
What Device Options Are There?
Sensis — a clear strategy for growth
PSTN Portfolio
Future Network Evolution
Revenue and Margin Performance
End to End Process Simplification
Target Financial Parameters
Effective Capital Management
Our Strategy
An Integrated IP Future
Our Strategy
Broadband Lift Off
FOXTEL — a key asset in a changing landscape
Wireless & Mobility Expansion
Sensis — a clear strategy for growth
PSTN Voice – managing the migration
Underlying Sales Drivers – 9 months to march 05
Revenue and Margin Performance
End to End Process Simplification
Target Financial Parameters
Effective Capital Management
Mobiles Metrics
Customer view of technology
Customer view of market
Market success factors
Customer Segmented Operating Model
Wireless success is underpinned by channel strength
Wireless & Mobility Expansion
Business and Government — national coverage for national clients
i-mode delivered eight key benefits
The i-mode holistic business model develops a sustained eco-system
CSL investment provides in-house 3G experience
CSL – a 3G launch case-study for Telstra
Four Key Points
There’s more to CS than search engines
A valuable business driver
An infant, not a grown up
Sensis’ network is well placed to succeed
Sensis’ network is well placed to succeed
SIGNATURES

INDEX

Telstra credit rating outlook

John Stanhope’s presentation to Macquarie Securities 20th Anniversary Conference

Telstra announces plan to issue a €1 billion Eurobond during June

John Stanhope’s presentation to ABN AMRO Communications Conference

Mike Robey’s presentation to Citigroup Wireless Conference

Bruce Akhurst, CEO, Sensis Pty Ltd – presentation to UBS Media Conference

Telstra Corporation Limited appoints Chief Executive Officer

Telstra Corporation Limited – CEO Contract

4 May 2005	Office of the Company Secretary

The Manager
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra credit rating outlook

Standard and Poors today announced that it has changed Telstra’s credit rating outlook from “A+ stable” to “A+ negative outlook”.

While this means that Standard and Poors’ basic rating of Telstra at A+ does not change, it does indicate that in Standard and Poors’ view the environment in which Telstra operates is potentially more open to negative events than when the “A+ stable” rating was originally established.

It is important to note that this is not a credit rating downgrade. It is an adjustment in the credit rating outlook generated by the more uncertain environment in which Telstra is operating. There is no doubt that the regulatory environment in which Telstra operates is undergoing a period of intense focus.

Importantly, Telstra is within the target ranges for its key financial parameters, including debt servicing levels, gearing levels and interest cover.

Telstra remains committed to maintaining strong financial parameter settings in the interests of its customers, shareholders and employees.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited Macquarie Securities 20th Anniversary Conference
John Stanhope
Chief Financial Officer
“A changing landscape” Page 1

Underlying Sales Drivers – 9 months to March 05
-170
Movement Drivers of A$M Revenue Growth A$M Actual Growth% —— —— — 251 Internet & IP solutions 975 35 238 Total mobiles 3,097 8.3 133 Other Sales & Service 566 31 86 Pay TV 192 81 83 Advertising & Directories 1,081 8.3 -30 ISDN 671 (4.3) -45 Specialised Data 729 (5.8) PSTN 5,845 (2.8)
Strong Growth in Mobiles, Internet & IP
as PSTN voice declines Page 2

Broadband Lift Off
Broadband Subscribers (000s) 1, 479 — 1,233 761 806 611 508 379 361 220 718 245 121 622 57 427 Wholesale 188 240 288 Retail 1 H 03 FY 03 1 H 04 FY 04 1 H 05 Q305
Continued strong growth
in sector

What Broadband is Enabling in the Digital Home
Integrated customer solutions

Wireless & Mobility Expansion
3GSM network ready second half calendar 05

What Device Options Are There?
Mobile Connectivity Solutions Mobile Handset/PDA’s PC Cards
USB devices
Devices to suit customer needs

Sensis – a clear strategy for growth



Growth through search and M&A
Local Advertising M&A
Domestic Business Services M&A
Establish and grow Sensis Search
sensis.com.au / sensis®1234 / Sensis Wireless
Local Advertising Brands
Yellow Pages®
White Pages®
CitySearch®
Whereis®
MediaSmart®
Trading Post®
AutoTrader™
JustListed™
Zest for life
Future channel
Business Services
Invizage Technology
Location & Navigation
Business Information Services
Print Online Voice Wireless iTV
Integrate, expand and grow the core business

Commercial Search
is the future for Sensis

Page 7

PSTN Portfolio PSTN Challenges regulatory intervention mobile substitution competitive Pressures disruptive technologies (VOIP/ULL) PSTN still a significant driver of cashflow Response Investigating pricing strategy Trialling VOIP Product/Package development F2M Convergence framework PSTN still a significant driver of cashflow Page 8

Future Network Evolution
Today: Separate Networks Future: Unified Architecture
“Service/functions tightly coupled with each network/access” “seamless service over any access”.
A dramatically simplified network

Revenue and Margin Performance
Underlying Sales Revenue & Margin Domestic Underlying Sales Revenue
Focus on costs required to keep margins high

End to End Process Simplification
Cross company approach to improving service delivery

Target Financial Parameters
1. Payout Ratio (Ordinary Dividends Declared)
2. Gearing – Net Debt
3. Interest Cover – EBITDA/ Net Int Exp
4. Debt Servicing – Net Debt/EBITDA
Target parameters provide flexibility for the future

Effective Capital Management
Ordinary Dividend +8% $4.9b cash returns FY05
Increasing cash returns for shareholders

Our Strategy Improve Align Investment customer service to growth drivers
Cost and productivity improvements
- six sigma — cross company process review — reducing cost of service delivery
Execution will deliver shareholder returns
- Broadband — Wireless — Advertising — IP Networks
Manage migration
- Bundling — Fixed SMS

MEDIA RELEASE

18 May 2005	177 / 2005

Telstra announces plan to issue a €1 billion Eurobond during June

Telstra today announced plans to issue a Eurobond of up to €1 billion with a maturity of five to 10 years.

This bond issue is to meet Telstra’s major long term funding requirements for the coming 2005/2006 financial year.

Roadshow presentations will be conducted in several key European centres by Telstra’s Chief Financial Officer, John Stanhope, accompanied by Corporate Treasurer, Cliff Davis and will target key institutional investors.

Mr Stanhope said the proposed borrowing, to be conducted under Telstra’s Global Debt Program, would further develop Telstra’s long standing presence in the Euro market, in which it was a regular issuer.

“Current market conditions are considered strong in an environment where there is a general shortage of new corporate issuance compared to aggregate investor demand,” he said.

“We feel confident that European capital markets are in good shape, despite the impact of recent downgrades in the US Motor vehicle industry, and that investors have a sound understanding of Telstra and will provide solid support for the new issue”.

Mr Stanhope said he was looking forward to meeting with investors and was confident that the Euro investor community will be quite capable of understanding and evaluating the processes and developments taking place in Telstra and the Australian telecommunications business environment.

The proceeds of the issue will be used principally for general corporate funding purposes and to refinance maturing long term debt.

Telstra has appointed JPMorgan, BNP Paribas, Deutsche Bank and Barclays to act as joint lead managers for the proposed issue.

Telstra is Australia’s leading telecommunications services provider with long term rating of A+ (negative outlook) by S&P, A1 (negative outlook) by Moody’s and A+ (stable) by Fitch.

Kerrina Lawrence
Telstra Media Relations
Tel: + 61 3 9634 5611
Mobile: + 61 419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at: www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

Telstra Corporation Limited ABN AMRO Communications Conference 19 May 2005 John Stanhope Chief Financial Officer “A changing landscape”

An Integrated IP Future The shift to IP can be managed effectively Fixed network and services Mobile network and services Internet network and services Yesterday Fixed access Wireless access IP NETWORK Tomorrow An Integrated IP Future

Our Strategy Execution will deliver shareholder returns Cost and productivity improvements - six sigma - cross company process review - reducing cost of service delivery Strong Earnings and Free Cash Flows Manage migration - Bundling - Fixed SMS Align Investment to growth drivers - Broadband - Wireless - Advertising - IP Networks Improve customer service

Broadband Lift Off 188 240 288 427 622 718 121 220 379 611 761 57 1H 03 FY 03 1H 04 FY 04 1H 05 Q305 Broadband Subscribers (000s) Wholesale Retail 245 361 508 806 1,233 Continued strong growth in broadband 1, 479

FOXTEL – a key asset in a changing landscape
FOXTEL is delivering a better TV experience
• Foxtel is a key element in the Telstra product bundle • Interactive content to fuel connectivity demand • We are committed to our 50% shareholding

Wireless & Mobility Expansion



2G
2.5G
3G
GSM
GSM
9Kbps
5-35Km
25Kbps
5-35Km
GPRS
EDGE
100Kbps
2-10 Km
3GSM
(WCDMA)
250Kbps
2-10Km
HSDPA
3Mbps
Infrastructure share
CDMA
CDMA
14Kbps
9-60Km
1xRTT
80Kbps
9-50Km
1x EVDO
300 - 600 Kbps
9-30Km
1x EVDV
1x EV
-DO
Rev A
600 – 700 Kbps
9-30Km
National
rollout
Broadband IP
wireless
Flarion
1.5Mbps
3-8Km
WiMax
Trial
Telstra
Strategic
Position
Active rollout
Retaining option
Not currently
pursuing

3GSM network ready
second half calendar 05

Page 6

Sensis – a clear strategy for growth

Growth through search and M&A

Local Advertising M&A

Domestic Business Services M&A

Establish and grow Sensis Search

sensis.com.au / sensis®1234 / Sensis Wireless

Local Advertising Brands

- Yellow Pages®
- White Pages®
- CitySearch®
- Whereis®
- MediaSmart®
- Trading Post®
- AutoTrader™
- JustListed™
- Zest for life

Print Online Voice Wireless

Future channel

ITV

Business Services

- Invizage Technology
- Location & Navigation
- Business Information Services

Integrate, expand and grow the core business

Commercial Search is the future for Sensis

Page 7

PSTN Voice – managing the migration

Challenges

- regulatory intervention
- mobile substitution
- competitive Pressures
- disruptive technologies (VOIP/ULL)

PSTN

Response

- Investigating pricing strategy
- Trialling VOIP
- F2M Convergence framework
- Product/Package development

PSTN still a significant cashflow generator



Love a FREE
cordless home phone'?

Page 8

Underlying Sales Drivers — 9 months to march 05 238 133 86 83 -30 -45 -170 251 Movement A$M Internet & IP solutions 975 35 Total mobiles 3,097 8.3 Other Sales & Service 566 31 Pay TV 192 81 Advertising & Directories 1,081 8.3 ISDN 671 (4.3) Specialised Data 729 (5.8) PSTN 5,845 (2.8) Drivers of Revenue Growth A$M Actual Growth% Strong Growth in Mobiles, Internet & IP as PSTN voice declines Page 9

Revenue and Margin Performance Underlying Sales Revenue & Margin -5 0 5 10 1H 02 2H 02 1H 03 2H 03 1H 04 2H 04 1H 05 0 20 40 60 80 EBITDA Margin (RHS) Sales Rev Growth (LHS) EBIT Margin (RHS) Focus on costs required to keep margins high Broker Estimates EBITDA Margin 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% SBC Comms BT Group Verizon TeliaSonera Deutsche Telekom Singapore Telecom BellSouth France Telecom Telefonica Telecom NZ Telecom Italia Swisscom Telstra

End to End Process Simplification Telstra Business and Govt. Telstra Country Wide TTIP Telstra Consumer Marketing Corp. Reg. & HR Wholesale BigPond Infra - structure Services Finance & Admin Channels & Sales Activation Assurance Billing Customer Product Technology Supplier/Partner Key Process Customer Cross company approach to improving service delivery Page 11

Target parameters provide flexibility for the future Target Financial Parameters 0.5 0.8 1.1 1.4 1.7 2.0 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05 Times 4. Debt Servicing – Net Debt/EBITDA Weaker Stronger Target Zone 1.3 – 1.7 times 3. Interest Cover – EBITDA/ Net Int Exp 0 5 10 15 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05 Times Stronger Weaker Target Zone greater than 8 times 40 60 80 100 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05% 1. Payout Ratio (Ordinary Dividends Declared) Weaker Stronger Target Zone 80% 2. Gearing – Net Debt Weaker Stronger Target Zone 45 — 55% 35 40 45 50 55 FY 00 FY 01 FY 02 FY 03 FY 04 1H 05 % Page 12

Effective Capital Management Increasing cash returns for shareholders 8 11 11 11 12 12 13 13 14 6 3 1H 01 2H 01 1H 02 2H 02 1H 03 2H 03 1H 04 2H 04 1H 05 Dividends per share +15% CAGR Ordinary Special $1.5b $1b $750m $1.5b $750m FY 04 FY 05 FY 06 FY 07 Capital Management Distributions Buyback Format of distribution to be determined Special Dividend Ordinary Dividend +8% $4.9b cash returned FY05 Page 13

Telstra Corporation Limited Citigroup Wireless Conference 8 June 2005 Mike Robey Telstra Corporation Limited Page 1

Mobiles Metrics Telstra is the market leader 79 85 853 918 Q3 04 Q3 05 Terminals Mobile Services Q 3 YOY Mobile Revenue Comparison: +7.6% 2,702 3,436 4,466 4,623 Q3 04 Q3 05 Prepaid Postpaid Mobile SIO’s (000s) 44.6 45.62 45.0 44.6 45.17 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Telstra Mobile SIO Market Share % Mobile Revenue Market Share % 2.7% 2.8% 17.1% 32.2% 45.1% Telstra Optus Voda 3 Orange 55.07 57.31 40.01 37.88 14.68 11.65 $0.00 $20.00 $40.00 $60.00 Q3 04 Q3 05 Mobile ARPU’s Q3 YOY Prepaid Postpaid Total Page 2

Customer view of technology

Telstra

From disaggregated Products...



PDA
Cable
i-mode
DECT
CDMA
3 G
GSM
1xRTT
Internet
ADSL
WiFi
Broadband
WiFi
ISDN

Integrated Access

PSTN
ISDN
ADSL
HFC
WiFi
WiMax
CDMA
1xRTT
EVDO
GSM
GPRS
3 G

... to seamless Voice, Data and Content

At Home



Out & About

One2one
PTT
SMS/MMS
IM
email

Converged Device

Content

sensis, FOX SPORTS, news.com.au, realestate.com.au, smh.com.au, FLIGHT CENTRE, ICON PARKING, yourMovies, TRIPLE M, SEVEN, QANTAS

Integrated access, open content

Page 3

Customer view of market Internet Estimated growth trends • Focus on growing share in individual product markets • Compete with single / 2-product competitors on their terms • As an integrated telco, focus on customers and servicing their whole telco wallet • Build on our existing customer base and capture market trend towards multi-product customers 4-product F+M+I+P 3-product F+M+I 2-product F+M, F+I 1-product F, M Fixed line • 7.9 Million households • 71% retail market share Mobiles • 18 million SIOs • 45% market share • Industry SIO’s 1.7 mil • 41% retail market share Customers expect Telstra to provide an integrated solution From product view.... ... to customer view Target! Page 4

Market success factors Customer strategies Capabilities Customer knowledge Channel strength Sales skills Strategic Customer Segmentation Compelling content for i-mode & 3G Delivering Whole of Customer through being an integrated carrier Business products & Network coverage Whole of Customer Approach Page 5

Customer Segmented Operating Model Marketing Services Channel Mgmt Customer Sales, Service & Dealers Finance & Pricing Strategy Planning & Business Improvement Consumer Segment Small Business Segment Pioneer Segment Customer Segments Organised for Success Page 6

Wireless success is underpinned by channel strength Post-paid and prepaid range Prepaid only Company owned channels Branded channels Over 8 000 locations Independent channels 212 locations 128 Telstra Owned Shops/Kiosks 3,125 Telstra Shop Staff 16.5m Telstra Shop customers through our doors Majority of major dealers are now on new contracts Page 7

Wireless & Mobility Expansion



2G
2.5G
3G
GSM
CDMA
Broadband IP wireless
GSM 9Kbps 5-35Km
GPRS
25Kbps 5-35Km
EDGE 100Kbps 2-10 Km
3GSM (WCDMA) 250Kbps 2-10Km
HSDPA 3Mbps
Infrastructure share
CDMA 14Kbps 9-60Km
1xRTT
80Kbps 9-50Km
1x EVDO
300 -600 Kbps 9-30Km
1x EV -DO Rev A
600 – 700 Kbps 9-30Km
1x EVDV
National rollout
Flarion 1.5Mbps 3-8Km
WiMax
Trial Completed
Telstra Strategic Position
Active rollout
Retaining option
Not currently pursuing

3GSM network ready
second half calendar 05

Page 8

Business and Government — national coverage for national clients Melbourne, Ballarat, Geelong Perth Newcastle, Sydney, Penrith, Parramatta, Moree, Canberra Wollongong, Albury, Adelaide Darwin Cairns, Townsville, Brisbane, Coolangatta, Surfers Paradise Hobart, Launceston Page 9

i-mode delivered eight key benefits Page 10

The i-mode holistic business model develops a sustained eco-system Page 11

CSL investment provides in-house 3G experience

Telstra


Invest in 3G
rich-media entertainment
Video Streaming
Music Download
Invest in rest-of-business capability
Personal content
Customise & Personalise!
Expand range & depth
Invest in i-mode
Best in browsing
"Information Driven"
Grow # sites to over 200
Enhance service
CSL
3G launch
12 Video Channels
Australia
Hong Kong
2004
1H 2005
2H 2005
2006

Page 12

CSL — a 3G launch case-study for Telstra At launch applications Video World example Launch campaign TVC “ I feel good” TVC Page 13

Sensis and Commercial Search Mr Bruce Akhurst CEO Sensis Pty Ltd

Four Key Points • More to commercial search than search engines • Commercial search is a valuable business driver • Commercial search is an infant, not a grown up • Sensis is well placed to succeed

There’s more to CS than search engines Four Weekly CS Unique Usage (% Of 14+ Pop’n) By Category 77.5% 69.0% 20.9% 23.8% 20.9% 30.6% 41.7% 0% 10% 20% 30% 40% 50% 60% 70% 80% Sensis network Sensis print directories Sensis voice Sensis online Online auctions Online classifieds Online search : Source: Roy Morgan Single Source Australia, January – December 2004. Base Australians 14+

A valuable business driver Invizage Pty Ltd Lead Analysis: Jan — Mar 2005 6.0% 24.3% 18.1% 9.6% 6.1% 2.7% 2.6% 1.3% 2.4% 27.1% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% Yellow Pages® Search engines Sales force Partner referrals General referrals Other Don’t know Other advertising Previous client Publicity Commercial Search: 33.1% : Source: Invizage Technology

A valuable business driver US Cost Per Click Rates 2003-9 $0.36 $0.42 $0.45 $0.47 $0.29 $0.40 $0.44 $0.20 $0.25 $0.30 $0.35 $0.40 $0.45 $0.50 2003 2004 2005 2006 2007 2008 2009 Cost per click through (US$) Source: Jupiter Research, Paid Search Through 2009, Volume 2, 2004, pp5

An infant, not a grown up Print • Directories • Classifieds • Niche publications Voice • Directory assistance • Tele-search • SMS services Online • Directories • Search engines • Classifieds • Auctions • Comparison • Location • Vertical search Wireless • Directories • Search engines • Classifieds • Local business and product search • Events • Location In-car • Location • Local business search • Local product search Commercial search is fragmenting

Sensis’ network is well placed to succeed Wireless Online Voice Search Directories Classifieds Verticals Print Location & Navigation In-car Sensis Wireless Directory Assistance

Sensis’ network is well placed to succeed Revenue 0 250 500 750 1000 1H 04 1H 05 Sensis (excluding other) Other Trading Post Group $769m $814m $40m $62m $76m +5.9% Underlying Growth EBIT 0 100 200 300 400 500 1H 04 1H 05 Sensis (including other) Trading Post Group $453m $486m $22m +7.3% Underlying Growth Growth in online & voice Higher 1H due to metro Yellow Pages release in 2Q Trading Post meeting expectations +8.3%

Thank You

MEDIA RELEASE

9 June 2005	195/2005

TELSTRA APPOINTS NEW CEO

The Chairman of Telstra Corporation, Donald McGauchie AO, today announced that the Board had appointed Solomon (Sol) Trujillo as Chief Executive Officer and as an executive director of the company.

Mr Trujillo will take up his position on 1 July 2005. He will replace Dr Ziggy Switkowski, who will step down on 1 July 2005.

Mr Trujillo, aged 53, and his wife Corine, will be moving to Australia from California to take up the role.

Mr McGauchie said today: “The Board is delighted with Mr Trujillo’s appointment. We believe he well and truly meets the exacting criteria set down by the Board for the task ahead. We unanimously agree that he is the best person to lead Telstra and believe this is an excellent outcome.

“During his career he has successfully managed fixed line, wireless, broadband and directory businesses – virtually every facet of Telstra’s business. He has enormous depth, expertise and understanding in matters regulatory, operational, financial, marketing and sales and a deep understanding of technology.

“Mr Trujillo has successfully led a number of major cultural and business change programs. We believe Telstra will similarly benefit from his pragmatic innovation, strategic and tactical thinking and outstanding implementation.

“He has the proven ability to deliver substantial top-line growth achievable through a highly developed focus on customers and services.

The Board expects that Mr Trujillo will drive cultural and organisational change throughout Telstra, enabling the corporation to further embrace a service driven, customer focused way of doing business.

Mr Trujillo has been appointed on an ongoing contract. He holds a Bachelor of Business and a MBA degree from the University of Wyoming. He was previously a non-executive Director and then Chief Executive Office of Orange based in London, one of the largest mobile companies in Europe , was the CEO of hi-tech company, Gravitron and spent 26 years with US West Inc, including serving as its Chairman, CEO and President for 5 years.

“His non-executive and then CEO role with Orange included driving growth in the highly competitive European mobile market. His time with US West/Mountain Bell covering diverse geographies such as Colorado, Kansas, New Mexico and Arizona means he has experience running businesses in geographies similar to Australia,” Mr McGauchie said.

Telstra Corporation Limited
ABN 33 051 775 556

MEDIA RELEASE

Mr Trujillo is currently sitting on the boards of Pepsi, Target, Gannett, (the newspaper chain) and EDS. He will leave all but one of these board positions.

Mr Trujillo will receive a fixed remuneration package of $3 million per annum. He will also receive an annual short term incentive of up to the value of $3 million and an annual long term incentive of up to the value of $4 million. These incentive components are referable to significant performance milestones. He will receive an initial sign on payment of $1 million and fifty per cent of his first year incentive on commencement. The full text of the contract is attached.

Mr McGauchie, on behalf of the Board, thanked Dr Switkowski for his valuable contribution during his time at Telstra and wished him every success for the future.

Mr Trujillo said: “Telstra is one of the world’s leading full service telecommunications and information services companies. Dr Switkowski’s legacy is to have positioned the company well to meet the next stage of commercial and technical challenges of the new millennium and continue the development of this industry in one of the most important markets in the world.

“I am looking forward to taking on this challenging role and working with the management team and staff to build on Telstra’s current success,” he said.

Telstra Media Contact:
Michael Grealy 02 92060106 0419 217 343

Telstra’s national media inquiry line is 13 1639 and the Telstra Corporate Communications
Centre is located at: www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

7 June 2005

Mr Solomon D Trujillo

Dear Solomon On behalf of the Board of the Telstra corporation, (the Board), I am very pleased to offer you employment in the role of Chief Executive Officer of Telstra Corporation Limited (‘Telstra’ or the “Company”). The terms of this offer are stated in the following.

Further, I am pleased to confirm that you will be appointed as a Director of the Company with effect from 1 July 2005. In accordance with and subject to the Company’s constitution and the Corporations Act, you will remain a Director of the Company while you hold the role of Chief Executive Officer.

1	ENGAGEMENT

1.1	The commencement date of your employment with Telstra under this Agreement is 1 July 2005.

1.2	You shall exercise the powers and perform the duties consistent with the office of Chief Executive Officer as may be delegated or assigned to you by the Board from time to time. The Board will not delegate or assign to you powers or duties that are materially inconsistent with the status of the office of Chief Executive Officer.

1.3	You will report directly to the Board and must provide prompt and full information of your conduct of the business and affairs of Telstra to the Board and conform and comply at all times in all material respects with the reasonable directions given to you by the Board.

1.4	A close and constructive relationship with the Chairman of the Board will be critical to your success in this role. The Chairman will be your principal point of contact and referral between Board meetings.

1.5	You will comply in all material respects with Company policy, Telstra Business Principles and the Telstra Code of Conduct.

1.6	This offer of employment is conditional upon you having, during your employment with Telstra, a valid and current working visa as issued by the Department of Immigration and Multicultural and Indigenous Affairs to live and work in Australia and fulfil the duties of your position and your obligations under this Agreement.

2	RELOCATION

The Company will in accordance with Company policy provide you with assistance with the relocation of yourself and your immediate family to Melbourne or Sydney at the commencement of this Agreement, regular return home and family visits during the period of the Agreement, and repatriation to your home country on completion of the contract or on termination.

3	PERFORMANCE

3.1	You are required to perform your role in a proper and efficient manner. You will be expected to devote your time, attention and energy to the performance of your duties and achieving your accountabilities and to use your best endeavours to promote and enhance the interests of the Telstra Group, in a manner that is consistent with the Telstra Values.

3.2	Following your appointment, the Board will, following consultation with you, establish Key Performance Indicators (KPI) for your role. The Board may review the KPIs from time to time, following consultation with you.

3.3	Except with the written consent of the Chairman of the Board which will not be unreasonably withheld, you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities which are publicly listed or in a private family company or otherwise available to the general public by way of investment.

4	TOTAL PACKAGE

The Total Package Summary (Attachment 1) annexed to this Agreement includes details of your remuneration package. No other remuneration arrangements exist outside this framework unless explicitly approved by the Board.

You will be eligible to participate in the Telstra Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP) as part of your Total Package in accordance with the design of the STIP and LTIP as varied from time to time. The benefits arising from participation in the STIP and LTIP also depend on your performance and the performance of the Company.

The attached summary provides your remuneration from your commencement date stated in clause 1.1. This will be reviewed from October each subsequent year beginning in 2006. The performance of the company, and your own performance, will influence these reviews. Any change to your remuneration package will be detailed in a new Remuneration Summary. The Fixed Remuneration and the maximum percentage of Fixed Remuneration represented by Short Term Incentive Plan and Long Term Incentive Plan targets will not decrease.

5	SIGN ON ARRANGEMENTS

The following sign on arrangements will apply on commencement of your employment:

(a)	In recognition of the disruption to you involved in accepting the employment and the opportunities you will forgo as a result, Telstra will pay you a once-off sign–on bonus of AUD1,000,000.00 (less taxation deductions as required by law); and

(b)	Telstra will pay you a sign-on incentive in the amount of 50% of your maximum benefit under the STIP in respect of your participation in the STIP for the 2005/2006 financial year (AUD1,500,000.00 less taxation deductions as required by law). An amount equivalent to this sign-on incentive will be deducted from the benefit you would otherwise receive

9 June 2005	page 2

under the STIP at the conclusion of that year. However, you will not be required to repay the sign-on incentive in the event that it exceeds the amount payable to you under the STIP.

6	SUPERANNUATION

A company superannuation benefit is included in your Fixed Remuneration. At all times you must allocate at least the minimum Superannuation Guarantee (as varied from time to time) to a complying superannuation scheme in accordance with Telstra Policy. Additional superannuation contributions above this amount can be paid from your Total Remuneration (including the sign on payment under Clause 5(a)), subject to statutory limits.

Provided that you elect to make the Telstra Superannuation Scheme your principal superannuation scheme, you will be provided with Death and Disability insurance in accordance with the rules of the Scheme.

7	LEAVE

7.1	You will accrue annual leave and long service leave in accordance with Telstra policy. Leave can be taken at a time agreed between you and the Board.

7.2	Sick leave will be by agreement with the Board.

8	TERMINATION OF YOUR EMPLOYMENT

8.1	Your employment may be terminated by either party giving thirty (30) days written notice to the other party or such other period as may be agreed by the parties in writing.

8.2	If the Board terminates your employment on notice, you may be required to remain in Telstra’s service for all or part of the notice period; be paid at your Fixed Remuneration rate in lieu of all or part of the notice period; or be paid at your Fixed Remuneration rate for the notice period but not required to attend for work during all or part of the notice period. This will be determined by the Board following consultation with you.

8.3	The Board may terminate your employment if:

(a)	you commit any act of serious misconduct, which includes a material breach of the written policies of Telstra generally applicable to senior executives and which have been communicated to you, or Telstra’s Code of Conduct, or gross negligence; or

(b)	you engage in any conduct that in the reasonable good faith opinion of the Board materially adversely affects the reputation of the Company.

In the event of such termination you will be entitled only to Fixed Remuneration to the date of termination, which shall be immediate. Further, you will not be entitled to any payment under the Short Term Incentive Plan or Long term Incentive plan and any rights to shares that have not been vested to you or not exercised by you prior to the date of termination will lapse.

8.4	If the Board terminates your employment for any reason other than in accordance with clause 8.3, or if you terminate your employment for Good Reason, you will receive, in addition to any payment in lieu of notice:

(a)	a termination payment of

(1)	twenty four (24) months Fixed Remuneration if the termination occurs within the first twelve (12) months of your employment; or

9 June 2005	page 3

(2)	twelve (12) months Fixed Remuneration, if the termination occurs after the first twelve (12) months of your employment.

(b)	a pro-rata payment in respect of your participation in the STIP for the year in which your termination occurs in accordance with the design of the STIP as varied from time to time. As the employment relationship has ceased, you will not be eligible to pro-rata rights to shares in respect of that year. However, you will receive the equivalent value of this benefit in cash based on achievement of the STIP targets. Further, any rights to shares previously provided under the STIP not vested to you at the time of the termination will be vested to you upon termination of your employment;

(c)	your allocation of rights to shares as a result of your participation in the LTIP up to the time of your termination, which will vest in accordance with the performance hurdles and timetable for the exercise of such rights under the terms of the LTIP as at the time of allocation to you.

(d)	any California tax penalties or interest on taxes due to an early return to California will be reimbursed and grossed up by Telstra.

(e)	In this clause 8.4, “Good Reason” means:

(1)	except where agreed between the parties, any material diminution of title, authority, status, duties or responsibilities contemplated by this agreement;

(2)	any change in reporting relationship as a result of which you report to any person other than to the Board or its Chairman;

(3)	any material failure by the Company to comply with the provisions of clause 4, including any failure to pay the Fixed Remuneration, STIP, LTIP or any other amounts when due; or

(4)	any material breach by the Company of its obligations under this Agreement.

You acknowledge and agree that in part the payments in clause 8.4(a), (b) and (c) are to compensate you for the restraint agreed to in Clause 9.

8.5	On commencement of your employment, and from time-to-time as requested by the Company, you are required to seek advice from a mutually agreed upon taxation adviser (whose reasonable costs shall be paid by the Company) with respect to your Californian taxation obligations and to take all reasonable actions in accordance with this advice to ensure the arrangements in clause 8.4(d) do not incur unnecessary cost to the Company.

8.6	If your employment terminates as a result of disability, death or by you reaching retirement as defined by the rules of the STIP and LTIP, you (or your estate) will receive the benefits under clause 8.4(b) and 8.4(c) above.

8.7	Subject to clause 8.8 below, if you terminate your employment in accordance with clause 8.1:

(a)	within three years of your commencement date:

(1)	you will not be eligible to receive any payment or other benefit in respect of the STIP for the year in which your termination occurs; and

9 June 2005	page 4

(2)	you will receive a pro-rata allocation of rights to shares as a result of your participation in the LTIP up to the date of your termination in accordance with the rules of the LTIP.

(b)	after three years of your commencement date:

(1)	you will receive a pro-rata payment in respect of your participation in the STIP for the year in which your termination occurs in accordance with clause 8.4(b) above; and

(2)	you will receive your allocation of rights to shares as a result of your participation in the LTIP up to the time of your termination, which will vest in accordance with the performance hurdles and timetable for the exercise of such rights under the terms of the LTIP as at the time of the allocation to you.

8.8	If you terminate your employment under clause 8.1 as a result of a Change of Control of the Company, within six months of such Change of Control, then you will receive the benefits set out in clause 8.4 as if the Board had elected to terminate your employment in accordance with that clause. For the purposes of this clause, “Change of Control” means any entity, other than the Commonwealth of Australia or an entity created or controlled by the Commonwealth of Australia, gaining a controlling interest of the Company in accordance generally accepted Australian accounting standards.

9	FUTURE EMPLOYMENT

9.1	For the purposes of this clause, the expression “the business of Telstra” includes any telecommunications business or any business of a like nature to that conducted by Telstra and which operates in the Australian and/or New Zealand markets.

9.2	If your employment with Telstra ceases for any reason you must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, independent contractor or in any other capacity to any business that is directly competitive with the business of Telstra in a material way, whether in Australia or New Zealand, for a period of six months from the date of the termination of your employment with the Company. For the purposes of this sub-clause 9.2, the parties acknowledge that at the time of entering into this Agreement, material competitors of Telstra are Optus, Telecom New Zealand, Vodafone Australia and New Zealand and Hutchison Australia.

9.3	The parties acknowledge that part of the remuneration and benefits, including, but not limited to, the notice and termination payments set out in clause 8, provided to you by Telstra is specifically referable to this obligation and your agreement to this term is an acknowledgment that this term is reasonable and goes no further than is necessary to protect the interests and Confidential Information of Telstra and its Related Bodies Corporate.

9.4	It is intended by the parties that the restraints contained in this clause will operate to the maximum extent. Further, the parties agree that if any court were to find any aspect of this clause to be void or unenforceable but that it would be valid if part of the wording was deleted or the period or the area was reduced, the restraints will apply with such modifications as may be necessary to make it valid and effective.

10	BENEFITS

10.1	You will be provided with telecommunications and related products, services and equipment for business, personal and domestic use. In addition, Telstra

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will pay for the travel and accommodation of your spouse in accordance with normal Telstra policy when travelling with you on Company business.

10.2	You will be provided with health insurance in accordance with Telstra Policy.

10.3	The Company will reimburse you for all appropriate business expenses in accordance with the terms of the Company’s policies and procedures in effect from time to time.

11	INDEMNITY

As you are appointed to positions of statutory responsibility and accountability in companies formed or acquired by Telstra, the Telstra Directors’ and Officer Liability Policy will apply.

12	CONFIDENTIALITY

12.1	Confidential Information means any information in respect of the Company or the Company’s business (including, but not limited to, any idea, concept, process or know-how) which is not in the public domain (other than as a result of a breach of the Company’s confidence).

12.2	You must:

(a)	keep any Confidential Information of which you become aware during the course of your employment secret and confidential, except to the extent that you are required by law to disclose it;

(b)	take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Confidential Information; and

(c)	not, except in the ordinary and proper course of employment with the Company, disclose Confidential Information to any third party without the prior written consent of the Board.

12.3	Your obligations under this clause survive the termination of your employment

13	INTELLECTUAL PROPERTY

13.1	Intellectual Property means all present and future rights to intellectual property including any inventions and improvements, trade marks (whether registered or common law trade marks), designs, copyright, any corresponding property rights under the laws of any jurisdiction and any rights in respect of an invention, discovery, trade secret, secret process, know-how, concept, idea, information, process, data or formula.

13.2	Subject to any express written agreement to the contrary, all Intellectual Property created by you in the course of your employment with the Company automatically vests in the Company.

13.3	You must do all things necessary or desirable to vest in the Company ownership of any Intellectual Property created by you in the course of your employment with the Company, including executing any documents which are reasonably required by the Company to give effect to clause 13.1.

13.4	You must disclose to the Company any discovery, invention, secret process, system or improvement made or discovered by you during the course of your employment with the Company in connection with or in any way affecting or relating to the Company’s business or capable of being used or adapted for use by the Company or in connection with its business.

13.5	Your obligations under this clause survive the termination of this agreement.

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14	AUSTRALIAN TAXATION EQUALISATION

14.1	The Australian Government has announced in the 2005 Budget that it proposes to grant an exemption for temporary residents from Australian taxation on most of their foreign source income. More specifically, the measure will:

(a)	Exempt foreign source income of temporary residents for four years;

(b)	Ensure that no capital gain or loss would arise on the disposal of foreign assets by temporary residents for four years;

(c)	Remove interest withholding tax obligations of temporary residents for four years; and

(d)	Extend the existing four year exemption from the foreign investment fund rules for temporary residents.

If the legislation to give effect to this measure is not passed with effect from 1 July 2005, the Company will provide you with taxation equalisation so that the net Australian taxation result for you will be the same as if the legislation had been passed to give effect to this measure with effect from 1 July 2005.

14.2	If the legislation is not passed, or is not passed with effect from 1 July 2005, you are required to seek advice from a mutually agreed upon taxation adviser (whose reasonable costs shall be paid by the Company) with respect to your foreign source income and to take all reasonable actions in accordance with this advice to ensure these arrangements do not incur unnecessary cost to the Company.

14.3	The above taxation equalisation arrangement does not apply to taxation differentials which would apply irrespective of whether or not the proposed legislation is passed. In addition, you should be aware that under the proposed legislation you would lose the benefit of this measure if you apply for permanent residency in Australia.

15	ENTIRE AGREEMENT

This agreement is made under the laws of Victoria. Please indicate your acceptance of the terms and conditions outlined in this letter by signing the duplicate copy where indicated on each page and returning it to me as soon as possible

This document together with any Attachments records the agreement between us. No other negotiations, understandings, contracts, agreements, representations, warranties, memoranda or commitments will affect the terms and conditions of your employment by Telstra. To the extent that there is any inconsistency between this Agreement and any Telstra policy, procedure or arrangement, the terms of this Agreement will prevail. This Agreement may only be varied and any right or obligation under it may only be waived in writing.

*          *          *

The Board and I look forward to working closely with you.

Yours sincerely

9 June 2005	page 7

Donald McGauchie
Chairman, Telstra Corporation.

I confirm acceptance of the terms and conditions set out in this letter

Solomon Trujillo	Date

9 June 2005	page 8

Attachment 1

REMUNERATION PACKAGE FRAMEWORK

In accordance with Telstra’s Remuneration Framework, the details of your remuneration package are summarised below:

Fixed Remuneration is the annual cash component of your remuneration which includes salary, superannuation, salary package benefits and any fringe benefit tax incurred by Telstra in providing your remuneration package. When you commence in this role this will be $3,000,000 and it will be reviewed annually from October each year in accordance with clause 4.

Short Term Incentive Plan (STIP) is an “at risk” element of your Remuneration and is to be paid based on performance against metrics set by the Board each year (as amended or replaced from time to time). You can achieve up to a maximum value equivalent to 100% of your fixed remuneration where you achieve personal targets set for you by the Board. This will require significant performance by the Company and you personally. The actual value you receive will depend on your performance and that of the Company. In addition, the Board will set gateway targets. A performance scale exists between the gateway targets and your personal targets.

50% of resulting value of the STIP will be provided to you in cash with the balance provide in the form of rights to Telstra shares which will vest to you 1/3rd after 1 year, 1/3rd after 2 years and 1/3rd after three years. The volume weighted average price (VWAP) for the five days prior to allocation will be used to calculate the numbers of rights which will be allocated to you. The number of shares that vest will be adjusted for dividends declared for the period that the right has been held in trust.

Long Term Incentive Plan (LTIP) is delivered through participation in the Company Long Term Incentive Plan which is currently allocated in the form of Performance Share Rights. These will be allocated equivalent to the value of 133 1/3% of your Fixed Remuneration for achieving the pre-defined target hurdles which have been set for you personally by the Board. The achievement of these targets require significant performance by the Company. The Board will also set a gateway target, whereby equity to the value of 100% of your Fixed Remuneration may vest. A linear scale will exist between these two targets. The current LTI policy of the Board provides for performance rights to be allocated based on the volume weighted average share price over the five (5) days prior to allocation. This price is not discounted in determining the number of performance rights which are allocated to you. Under the current plan design allocations are made annually.

Total Package is the aggregate of your Fixed Remuneration, and any value you receive under the Short Term Incentive Plan and the Long Term Incentive Plan.

NOTES:

1. Variation to Plans:

The design of the Short Term Incentive Plan and the Long Term Incentive Plan may change from time to time to maintain alignment with the Company’s strategy and objectives. When this occurs these changes will be discussed with you. These changes will not reduce the remuneration value of these components of your remuneration package.

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2. Salary Package Benefits

You will be able to receive your fixed remuneration, less pay as you go tax (PAYG) and superannuation, as cash, or in other benefits available through the Company’s salary package arrangements.

9 June 2005	page 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary
Date: 9 June 2005